                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 2000

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________________ to ________________

         Commission File Number 0-17506




A:       Full title of the plan:

                                    UST INC.
                             EMPLOYEES' SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    UST INC.
                             100 West Putnam Avenue
                          Greenwich, Connecticut 06830

                                    UST Inc.
                             Employees' Savings Plan
                          Audited Financial Statements
                                       and
                             Supplemental Schedules


                     Years ended December 31, 2000 and 1999
                       with Report of Independent Auditors

                                    UST Inc.
                             Employees' Savings Plan
                                  (the "Plan")

             Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 2000 and 1999





                                      INDEX

Report of Independent Auditors....................................................................................    1

Audited Financial Statements

     Statements of Net Assets Available for Benefits..............................................................    2
     Statements of Changes in Net Assets Available for Benefits...................................................    3
     Notes to Financial Statements................................................................................    4

Supplemental Schedules

     Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year.......................    9
     Schedule H, Line 4(j) - Schedule of Reportable Transactions..................................................   12

                         Report of Independent Auditors


To the UST Inc.
Employee Benefits Administration Committee


We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees' Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               Ernst & Young LLP

April 27, 2001

                                    UST Inc.
                             Employees' Savings Plan
                 Statements of Net Assets Available for Benefits



                                                 DECEMBER 31
                                            2000               1999
                                        -------------------------------
ASSETS
Investments                             $141,714,509       $127,010,375

Receivables:
  Participant contributions                  344,346            328,216
  Employer contributions                     316,854            167,205
  Interest and dividends                      43,510             85,757
                                        -------------------------------
Total assets                             142,419,219        127,591,553
                                        -------------------------------

LIABILITIES
  Due to trustee                              53,428              2,654
                                        -------------------------------
Total liabilities                             53,428              2,654
                                        -------------------------------
Net assets available for benefits       $142,365,791       $127,588,899
                                        ===============================




See accompanying notes.

                                    UST Inc.
                             Employees' Savings Plan
           Statements of Changes in Net Assets Available for Benefits



                                                                             YEAR ENDED DECEMBER 31
                                                                           2000                 1999
                                                                      ----------------------------------
ADDITIONS
Investment income:
  Net appreciation (depreciation) in fair value of investments:
    Common stock of UST Inc.                                          $   9,178,653        $ (22,916,306)
    Group trust funds                                                    (2,667,117)           5,702,567
  Interest and dividends                                                  5,678,791            6,339,052
                                                                      ----------------------------------
Investment income (loss), net                                            12,190,327          (10,874,687)

Contributions:
  Participants                                                            7,505,247            7,566,956
  Employer                                                                5,759,113            4,388,711
                                                                      ----------------------------------
                                                                         13,264,360           11,955,667
                                                                      ----------------------------------
Total additions                                                          25,454,687            1,080,980
                                                                      ----------------------------------
DEDUCTIONS
Benefits paid directly to participants                                   10,446,568           10,174,210
Administrative expenses                                                     231,227              469,062
                                                                      ----------------------------------
Total deductions                                                         10,677,795           10,643,272
                                                                      ----------------------------------
Increase (decrease) in net assets available for benefits                 14,776,892           (9,562,292)

Net assets available for benefits:
  Beginning of year                                                     127,588,899          137,151,191
                                                                      ----------------------------------
  End of year                                                         $ 142,365,791        $ 127,588,899
                                                                      ==================================


See accompanying notes.

                                    UST Inc.
                             Employees' Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 2000 and 1999


1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management, which may differ from actual results.

Investment in common stock of UST Inc. (the Company) is stated at fair value of $28.06 and $25.19 per share at December 31, 2000 and 1999, respectively. Group trust funds investments are also stated at fair value. The fair values of UST Inc. common stock and group trust fund investments are determined based on published market data. Guaranteed investment contracts, which are fully benefit responsive, are stated at contract value which approximates fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

2. DESCRIPTION OF PLAN

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC). Effective November 1, 1999, American Express Trust Company replaced Wachovia Bank, N.A. as the Plan's trustee.

Employees are eligible to participate in the Plan the first day of the month following the date a year of service has been completed. A year of service shall be met upon completion of at least 1,000 hours of service during a 12-month consecutive period measured from the employee's date of hire. Effective May 1, 2001, the Plan was amended so that employees will be eligible to participate in the Plan from the commencement of their employment, provided they are scheduled to work at least 1,000 hours in their first year of service.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 2000 and 1999

2. DESCRIPTION OF PLAN (CONTINUED)

The majority of participants are able to make an aggregate contribution to the Plan of 1% to 12% (in 1% increments) of base pay on a before-tax or after-tax basis, of which the first 6% is subject to a matching contribution by the Company. Effective July 1, 2000, the Plan was amended so that the Company's matching contributions for the majority of participants changed from 100% to 150%. Effective January 1, 2001, such matching contributions for Stimson Lane employees changed from 50% to 100%. Employees of other subsidiaries are subject to other matching criteria, as defined in the Plan.

Prior to November 1, 1999, the lower limit for participants' aggregate contributions to the Plan was 2% of base pay, and the contribution increment was 1/2%. The Plan's provisions for Company matching contributions were not affected by these changes.

Forfeitures are directed to the Stable Value Fund. These forfeitures are applied to reduce future employer contributions and totaled $31,965 and $38,687 in 2000 and 1999, respectively. At the discretion of the UST Inc. Board of Directors (the Board), additional matching contributions may be made by the Company. For the years ended December 31, 2000 and 1999, no additional discretionary contributions were made. Company matching contributions are invested in common stock of UST Inc. and are deposited in the UST Common Stock Fund. Prior to November 1, 1999, participants who were at least 59-1/2 years old could direct the Company's matching contributions to the Plan's fixed income fund, rather than the UST Common Stock Fund. Subsequent to that date, participants who are at least 50 years old and 100 percent vested can choose to direct the investment of the Company's matching contributions to any of the Plan's investment options. Participant contributions are always 100% vested, while vesting of the Company's contributions generally occurs over a period of five years at a rate of 20% for each year of service. Participants become 100% vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the participant can borrow is the lesser of 50% of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 2000 and 1999

2. DESCRIPTION OF PLAN (CONTINUED)

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested and receive the fair value of their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plans provisions. Copies of the SPD are available from the Company's Employee Benefits Department.

3. PARTICIPANTS' INTERESTS

A participant's interest in the Plan is based on "Units of Participation", the value of which is calculated daily (calculated monthly prior to November 1, 1999) for each fund based on the aggregate fair value of the fund's investments. A participant obtaining a distribution from the Plan receives the fair value of his or her account. If a participant leaves the Company before becoming fully vested in the employer's contributions to the Plan, the participant will forfeit the nonvested portion of the employer's contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant's account in such other plan.


4. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:


                                                                                                 DECEMBER 31
                                                                                       ------------------------------
                                                                                           2000               1999
UST Inc. Common Stock, at fair value;
     2000 - 2,670,867 shares; 1999 - 2,422,831 shares                                  $74,951,205*       $61,025,056*
American Express Trust Equity Index II; Common Stock Fund, at fair value;
     2000 - 700,630 shares; 1999 - 708,574 shares                                       25,373,310         28,285,581
MAS Small Capital Value Portfolio; Equity Mutual
     Fund, at fair value; 2000 - 469,522 shares;
     1999 - 395,026 shares                                                               8,916,220          7,975,581
American Express Trust Income Fund II; Collective Fund,
     at fair value; 2000 - 417,683 shares; 1999 - 178,865 shares                         8,634,341                 --

*Nonparticipant-directed

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 2000 and 1999



4. INVESTMENTS (CONTINUED)

In accordance with the Plan, prior to November 1, 1999, participants could direct their contributions to invest in one or more of the following: a fixed income fund, an index fund, UST common stock, a balanced fund and a small company fund. Subsequent to that date, participants may direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund, the INVESCO Total Return Fund, the MAS Funds Small Cap Value Portfolio, the BT Pyramid International Equity Fund, the Massachusetts Investors Trust Fund and the American Express Trust Bond Index Fund. The Plan allows participants who invest in more than one fund option to allocate their contributions in 1% increments (5% increments prior to November 1, 1999) per fund. In addition, the Plan permits participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund. Effective May 1, 2001, a new large capitalization fund option will be added to the Plan, and the INVESCO Total Return Fund will be replaced with the American Express Trust Core Balanced Fund II.

The Plan's investments include fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants. The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.0% in 2000 and 6.3% in 1999. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.2% at December 31, 2000 and 6.3% at December 31, 1999.

                                    UST Inc.
                             Employees' Savings Plan
                    Notes to Financial Statements (continued)
                     Years Ended December 31, 2000 and 1999



5.       NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments is as follows:



                                                                 DECEMBER 31
                                                           2000                1999
NET ASSETS, AT FAIR VALUE
   UST Common Stock Fund                               $76,028,413         $61,920,794


                                                           YEAR ENDED DECEMBER 31
                                                       --------------------------------
                                                           2000                1999
CHANGES IN NET ASSETS
   Employee and employer contributions                 $  6,269,533        $  5,186,644
   Interest and dividends                                 4,405,383           3,986,688
   Net appreciation (depreciation)                        9,178,653         (22,916,306)
   Benefits paid directly to participants                (4,234,311)         (5,181,224)
   Administrative expenses                                  (77,263)           (231,016)
   Transfers to participant-directed investments         (1,434,376)           (668,770)
                                                       ------------        ------------
                                                       $ 14,107,619        $(19,823,984)
                                                       ============        ============


The UST Common Stock Fund is comprised of investments in UST Inc. common stock and American Express Money Market II. Amounts above include both the participant-directed and the nonparticipant-directed components of the fund's investments and the effects of changes associated with both components of these investments.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULES

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
         Schedule H, Line 4(i) - Schedule of Assets Held for Investment
                            Purposes at End of Year

                                December 31, 2000

                                                     DESCRIPTION OF INVESTMENT
                                                     INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST, PAR OR
       LESSOR OR SIMILAR PARTY                            MATURITY VALUE                                 CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------
Cash Equivalents:

   American Express Trust
     Money Market II (1)                             1,077,208 shares                                    $  1,077,208
                                                                                                         ------------
UST Inc. (1)                                         2,670,867 shares  -
                                                     Common Stock (2)                                      74,951,205
                                                                                                         ------------
Group Trust Funds:
   American Express Trust                            31,198 shares  -
     Bond Index II (1)                               Balanced Fund                                            344,456

   American Express Trust                            700,630 shares -
     Equity Index II (1)                             Equity Fund                                           25,373,310

   American Express Trust                            417,683 shares -
     Income Fund II (1)                              Collective Fund                                        8,634,341

   BT Pyramid International                          231 shares  -
     Equity Fund                                     International Mutual Fund                                876,128

   INVESCO Total Return Fund                         190,071 shares  -
                                                     Balanced Mutual Fund                                   5,023,584

   Massachusetts Investors Trust                     53,210 shares  -
                                                     Equity Mutual Fund                                     1,065,265


   MAS Small Capital Value Portfolio                 469,522 shares  -
                                                     Equity Mutual Fund                                     8,916,220
                                                                                                         ------------
Total Group Trust Funds                                                                                    50,233,304
                                                                                                         ============


(1)  Indicates party-in-interest to the Plan.

(2)  Cost $37,418,767.

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
 Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End
                               of Year (continued)
                                December 31, 2000

                                                     DESCRIPTION OF INVESTMENT
                                                     INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST, PAR OR
       LESSOR OR SIMILAR PARTY                            MATURITY VALUE                             CURRENT VALUE
------------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts:


   Allstate Life Insurance Company                   853,261 units, 6.66%,
                                                       due October 1, 2001                           $     853,261

   Continental Assurance                             539,857 units, 6.49%,
                                                       due April 2, 2001                                   539,857

   GE Life Insurance Company                         1,391,312 units, 5.71%,
                                                       due December 31, 2002                             1,391,312

   John Hancock Life Insurance Company               646,963 units, 7.12%,
                                                       due April 1, 2002                                   646,963


   John Hancock Life Insurance Company               841,045 units, 6.72%,
                                                       due July 1, 2002                                    841,045

   Monumental Life Insurance Company                 225,252 units, 6.78%,
                                                       due January 2, 2001                                 225,252

   Monumental Life Insurance Company                 1,118,039 units, 5.61%,
                                                        due March 31, 2003                               1,118,039

   Monumental Life Insurance Company                 1,644,243 units, 6.54%,
                                                        due March 31, 2003                               1,644,243

   New York Life Insurance Company                   1,101,680 units, 5.86%,
                                                       due March 31, 2003                                1,101,680

   Protective Life Insurance Company                 1,146,216 units, 5.97%,
                                                       due September 30, 2002                            1,146,216

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
 Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End
                              of Year (continued)
                               December 31, 2000

                                                     DESCRIPTION OF INVESTMENT
                                                     INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                    RATE OF INTEREST, PAR OR
       LESSOR OR SIMILAR PARTY                            MATURITY VALUE                              CURRENT VALUE
------------------------------------------------------------------------------------------------------------------
   Travelers Insurance Company                       588,234 units, 6.08%,
                                                       due October 1, 2001                          $      588,234

   Travelers Insurance Company                       1,411,632 units, 5.59%,
                                                       due June 30, 2003                                 1,411,632
                                                                                                      ------------
Total Guaranteed Investment Contracts                                                                   11,507,734
                                                                                                      ------------
Participant Loans (1)                                Varying interest rates
                                                       and maturity dates                                3,945,058
                                                                                                      ------------
Total Investments                                                                                     $141,714,509
                                                                                                      ============

                                    UST Inc.
                             Employees' Savings Plan
                         EIN 06-1193986, Plan number 002
           Schedule H, Line 4(j) - Schedule of Reportable Transactions
                          Year Ended December 31, 2000

    Identity of                                         Purchase         Selling                          Net
   Party Involved          Description of Assets        Price (1)        Price (1)     Cost of Asset   Gain (Loss)
------------------------------------------------------------------------------------------------------------------

CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT OF PLAN ASSETS

UST Inc.(2)                Common Stock - Shares:
                           388,950                      $7,545,879                      $7,545,879             --
                           140,914                                      $2,757,079       1,799,569     $  957,510


THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS.
"LEASE RENTAL" AND "EXPENSES INCURRED WITH TRANSACTION" COLUMNS WERE NOT APPLICABLE.

(1) Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)  Indicates party-in-interest to the Plan.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          UST INC. EMPLOYEES' SAVINGS PLAN



                                          /s/ ALTON W. ADAMS
                                          --------------------------------------
                                          Alton W. Adams
                                          Chairman, UST Inc. Employee Benefits
                                          Administration Committee



Dated:  May 11, 2001

                         Consent of Independent Auditors



We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the Registration Statement (Form S-8 No. 2-72410) pertaining to the Employees' Savings Plan of UST Inc. of our report dated April 27, 2001, with respect to the financial statements and schedules of the UST Inc. Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



                                                              ERNST & YOUNG LLP



Stamford, Connecticut
May 11, 2001